# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARIS LIFE SCIENCES, INC., CIK 0002019410
CUSIP: 142152107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 750 W. John Carpenter Freeway Suite 800, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001677508

## Reporting persons
- TSSP Sub-Fund HoldCo, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,416,128; sole dispositive power 0; shared dispositive power 18,416,128; aggregate amount beneficially owned 18,416,128 (6.5% of the class)
- Alan Waxman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,385,399; sole dispositive power 0; shared dispositive power 19,385,399; aggregate amount beneficially owned 19,385,399 (6.9% of the class)

## Item 1. Issuer
Name of issuer: CARIS LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 750 W. John Carpenter Freeway, Suite 800 Irving, TX 75039

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is being filed jointly by TSSP Sub-Fund HoldCo, LLC ("Sub-Fund Holdco") and Alan Waxman ("Mr. Waxman" and each a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The principal business address of Sub-Fund HoldCo is as follows:
c/o Sixth Street Partners, LLC
2100 McKinney Avenue
Suite 1500
Dallas, TX 75201

The principal business address of Mr. Waxman is as follows:
1 Letterman Drive, Building B, Suite B6-100
San Francisco, CA 94129
Citizenship: Sub-Fund HoldCo is organized under the laws of the State of Delaware. Mr. Waxman is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the common stock, par value $0.001 per share ("Common Stock") listed on such Reporting Person's cover page. Calculation of the percentage of Common Stock beneficially owned as of December 31, 2025 is based on 282,146,923 shares of Common Stock outstanding as of November 3, 2025 as disclosed in the Issuer's Quarterly Report filed on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

As of December 31, 2025, 4,521,074 shares of Common Stock are held directly by Barnett Equity Holdings, LLC, 969,271 shares of Common Stock are held directly by Sixth Street Specialty Lending Inc., 3,086,022 shares of Common Stock are held directly by TOP III Barnett Investments, LLC, 8,031,613 shares of Common Stock are held directly by Barnett Equity Holdings II, LLC and 2,777,419 shares of Common Stock are held directly by TAO Barnett Investments, LLC. TAO SPV GP, LLC, a Delaware limited liability company, is the managing member of each of (i) Barnett Equity Holdings, LLC; (ii) Barnett Equity Holdings II LLC; and (iii) TAO Barnett Investments, LLC. Empire SPV GP, LLC, a Delaware limited liability company, is the managing member of TOP III Barnett Investments, LLC. Sub-Fund HoldCo is the sole member of each of TAO SPV GP, LLC and Empire SPV GP, LLC.

Sixth Street Specialty Lending, Inc. is managed by Sixth Street Specialty Lending Advisers, LLC, a Delaware limited liability company. TSSP Holdco Management, LLC, a Delaware limited liability company ("Holdco Management"), manages Sixth Street Specialty Lending Advisers Holdings, LLC, a Delaware limited liability company. The business and affairs of Sixth Street Specialty Lending Advisers, LLC are managed by Sixth Street Specialty Lending Advisers Holdings, LLC, the sole member of Sixth Street Specialty Lending Advisers, LLC.

Sub-Fund HoldCo is managed by its sole member, whose managing member is Mr. Waxman. Holdco Management is managed by a board of directors, which is currently comprised of Mr. Waxman. Mr. Waxman is the CEO of Holdco Management. Each Reporting Person disclaims beneficial ownership of the securities held directly by Barnett Equity Holdings, LLC, Sixth Street Specialty Lending Inc, TOP III Barnett Investments, LLC, Barnett Equity Holdings II, LLC and TAO Barnett Investments, LLC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement of Joint Filing (previously filed)
Exhibit 2 - Authorization and Designation Letter, dated December 31, 2024, by Alan Waxman (previously filed)

## Signatures
- TSSP Sub-Fund HoldCo, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (02/13/2026)
- Alan Waxman: /s/ Joshua Peck, Joshua Peck, on behalf of Alan Waxman (*) (02/13/2026)
Comment: Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024.